Exhibit 99.3

EXETER RESOURCE CORPORATION Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Voting Instruction Form (“VIF”) - Annual General Meeting to be held on Monday, June 25,2012 NON-REGISTERED (BENEFICIAL) SHAREHOLDERS above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. This VIF should be read in conjunction with the accompanying documentation provided by Management. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made or where both choices have been specified in respect of any matter, the VIF will direct the voting of the securities to be made in favour of all matters described in this VIF. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse) and Computershare will send you a legal form of proxy which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, documentation provided by management including any cut off time for receipt. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. Fold VIFs submitted must be received by 1:00 PM (Pacific Time) on Thursday, June 21,2012. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com 1-866-734-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 27AP12289.nobo.E.sedar/000001/000001/i

+ + Appointee(s) Management appointees are: Douglas Scheving, a Director of the If you wish to attend in person or Company, or failing him, Cecil Bond, the Chief Financial Officer of the appoint someone else to attend on Company, OR your behalf, print your name or the name of your appointee in this space (see Note #8 on reverse). as my/our appointee to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, or where both choices have been specified, the appointee will vote in favour of the matters described below) and all other matters that may properly come before the Annual General Meeting of shareholders of Exeter Resource Corporation to be held at Suite 1660,999 West Hastings Street, Vancouver, British Columbia, on June 25,2012 at 1:00 PM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT THE BOXES. FOR Against 1. Number of Directors To set the number of Directors at seven (7). 2. Election of Directors — FOR Withhold For Withhold for Withhold Fold 01. Bryce G.Roxburgh 02. Yale R. Simpson 03. Douglas W. Scheving 04. Robert G. Reynolds 05. Louis G. Montpellier 06. John C. Simmons 07. Julian Bavin For Withhold 3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. Fold Authorized Signature(s) This section must be completed for your signature(s) Date instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. Interim Financial Reports - Mark this box if you Annual Financial Statements - Mark this box if you Should you wish to receive a would like to receive Interim Financial Reports and would like to receive the Annual Financial Statements legal proxy, refer to Note #8 on accompanying Management’s Discussion and and accompanying Management’s Discussion and reverse. Analysis by mail. Analysis by mail. reverse. If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 145892 AR1 EXAQ+